

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2012

Via E-mail
Karan A. Chanana
Chief Executive Officer
Amira Nature Foods Ltd
29E, A.U. Tower
Jumeirah Lake Towers
Dubai, United Arab Emirates

> **Re:** **Amira Nature Foods Ltd**
> **Registration Statement on Form F-1**
> **Filed August 29, 2012**
> **File No. 333-183612**

Dear Mr. Chanana:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1

Related Party Transactions, page 115

1.   We note your disclosure that your subsidiaries advanced $7.0 million to entities controlled by affiliates of Mr. Chanana and his family members over the course of fiscal 2010, 2011 and 2012. Please revise your filing to describe all material terms of such advancements.

Taxation, page 131

Indian Taxation, page 131

2.   We note your revised disclosure that the disclosure in your prospectus is "[i]n the opinion of Amarchand & Mangaldas & Suresh A. Shroff & Co…a summary of the material Indian tax consequences." Please note that the opinion and the tax disclosure in the prospectus both must state clearly that the disclosure in the tax consequences section of the prospectus is the opinion of named counsel and that disclosure must clearly identify and articulate the opinion being rendered. Counsel must opine on the material tax consequences, not the manner in which they are described in the prospectus. In this regard, it appears that the opinion being rendered relates to the disclosure being a summary of the tax consequences. Please revise your disclosure here as well as under "U.S. Federal Income Taxation—General" accordingly. Please refer to Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, at Section III.

3.   We note the revised disclosure that the implications of the recent amendments to the Indian Income Tax Act are presently unclear. It appears that counsel is unable to opine on a material tax consequence. As a result, the opinion should state this fact clearly, and discuss in the opinion the possible alternatives and risks to investors of such tax consequence. Please refer to SLB No. 19 at Section III.C.1.

U.S. Federal Income Taxation, page 132

4.   We note your disclosure that if an Indian tax applies to any income arising from the sale of your ordinary shares by a U.S. Holder, such tax "should" be treated as a foreign tax eligible for a deduction from such holder's U.S. federal taxable income or a foreign tax credit against such holder's U.S. federal income tax liability (subject to applicable conditions and limitations). We also note your disclosure that if such Indian tax applies to any such income a U.S. Holder "may" be entitled to certain benefits under the U.S.-India Tax Treaty. Counsel should explain why it cannot give a "will" opinion on each of these matters, and should describe the degree of uncertainty in the opinion. You should also provide risk factor and/or other appropriate disclosure setting forth the risks of uncertain tax treatment to investors. Please refer to SLB No. 19 at III.C.4.

Exhibits and Financial Statement Schedules, page II-1

5.   We note that some of your exhibits were electronically submitted in an un-searchable format. Please amend your filing to resubmit each such exhibit in a text searchable format. Please refer to Section 5.1 of the EDGAR Filer Manual, Volume II: "EDGAR Filing," Version 20 (July 2012). See also Item 301 of Regulation S-T.

6.   We note your response to comment 12 in our letter dated August 9, 2012 that you have submitted as Exhibits 10.19, 10.20 and 10.21 the related party loan agreements. We note that each such agreement does not appear to contain the principal amount of the loan. Please confirm that each such agreement has been submitted in full or, in the alternative, provide clarity as to why such amount is not memorialized in each agreement. Please also file any related notes. In addition, we note your disclosure that the loans bear interest at a weighted average rate of zero in fiscal 2010, and 11.6% in fiscal 2011 and 2012. However, this does not appear to be consistent with the terms of the loan agreements, which each state an interest rate of 11%.

Exhibit 3.3

7.   We note your disclosure at page 117 referring to your amended and restated memorandum and articles of association "that will be in effect upon the completion of th[e] offering." Please confirm whether Exhibit 3.3 is the version of your amended and restated memorandum and articles of association that will be in effect upon the completion of the offering. In that regard, we note that the articles filed as Exhibit 3.3 include the following text, which suggests that they may be further amended: "Amended and Restated the [   ] Day of [   ], 2012." We also note that while such articles also reference an amendment date of May 24, 2012, they were signed by the Incorporator on February 20, 2012.

8.   We note your response to comment 13 in our letter dated August 9, 2012, and reissue such comment in part. Please file the working capital consortium agreement that you reference as Exhibit 10.10 in your exhibit index. In that regard, the agreement filed as Exhibit 10.10 appears to be a joint deed of hypothecation, and not the working capital consortium agreement.

Exhibit 8.2

9.   Please obtain and file an opinion that correctly cites the section to which the opinion relates.

10.   We note that counsel assumes "the legal authority of all entities." Please tell us why such assumption is necessary and appropriate, or ensure that the revised opinion does not include such assumption.

Exhibit 23.3

11.   Please obtain and file a revised consent from CRISIL Research that more clearly consents to the references to such firm in your registration statement. For example, we note that the final three bulleted items in the consent filed as Exhibit 23.3 create uncertainty in this

regard. We also note that the consent makes reference to an attachment that was not filed with your registration statement.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracie Towner at (202) 551-3744 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters.

Karan A. Chanana
Amira Nature Foods Ltd
September 7, 2012
Page 5

Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, Laura Nicholson at (202) 551-3584 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director